EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$814	$872	$1,684	$1,453	$1,477
Fixed Charges (as below)	1,048	1,050	989	916	1,002
Preference Security Dividend Requirements of Consolidated Subsidiaries	(18)	(15)	(9)	(10)	(4)
Total Earnings	$1,844	$1,907	$2,664	$2,359	$2,475

FIXED CHARGES
Interest Expense	$775	$814	$781	$697	$732
Credit for Allowance for Borrowed Funds Used During Construction	32	24	22	36	82
Estimated Interest Element in Lease Rentals	223	197	177	173	184
Preference Security Dividend Requirements of Consolidated Subsidiaries	18	15	9	10	4
Total Fixed Charges	$1,048	$1,050	$989	$916	$1,002

Ratio of Earnings to Fixed Charges	1.75	1.81	2.69	2.57	2.47